                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-7593

                         ML PRINCIPAL PROTECTION L.P.
                 (FORMERLY, ML PRINCIPAL PROTECTION PLUS L.P.)

                                SERIES O UNITS
                  PROSPECTUS SUPPLEMENT DATED JANUARY 1, 1998
                                      TO
                        PROSPECTUS DATED APRIL 4, 1997

                            ----------------------

     The Series O Units of ML Principal Protection L.P. (the "Fund") will be sold on or about April 1, 1998 pursuant to acceptable subscriptions received on or before March 20, 1998. The Principal Assurance Date for the Series O Units will be March 31, 2003.

     Series O Units are offered at $100 per Unit ($97 in the case of officers and employees of Merrill Lynch & Co., Inc. and its affiliates). The minimum initial investment is 50 Units ($5,000); the minimum investment for existing Limited Partners is 10 Units ($1,000). Any greater number of whole Units may be purchased.

     75% of the capital attributable to Series O Units will initially be committed to trading.

     No distributions are presently intended to be made on the Series O Units.

     The Series O Units may be redeemed as of the end of any calendar month at Net Asset Value, subject to a 3% redemption charge payable to Merrill Lynch Investment Partners Inc. ("MLIP") on redemptions made on or prior to March 31, 1999.

                            ----------------------

     Futures trading is highly leveraged, as is each Advisor's trading program. See "Leverage Considerations -- The Guarantee and Trading Leverage" and "Risk Factors" in the Prospectus.

     In considering the leverage at which the different Advisors trade and the volatility of their performance, prospective investors should recognize that due to the limited percentage of the Fund's trading assets allocated to each of them, none of the non-core Advisors, individually, is likely to have a material effect, over the short-term, on either the overall return or the overall performance volatility of the Fund. The non-core Advisors as a group can have a significant effect on performance. However, the likely performance non-correlation among at least certain of these Advisors reduces the likelihood of any major short-term effect.

     The current non-core Advisors each receive Consulting Fees of up to 2% per annum of the Fund's assets managed by each of them, respectively, plus quarterly or annual Profit Shares of between 15% and 20% of any cumulative New Trading Profit achieved by each such Advisor.

          MLIP believes that it is advantageous for its multiple advisor pools, including the Fund, to have flexibility in the Fund's leverage policy. Consequently, while the Fund's risk/reward objectives remain unchanged, beginning in June 1997 MLIP has from time to time directed certain individual Advisors to manage their Fund accounts as if they were managing up to 50% more equity than the actual capital allocated to them. This additional leverage is subject to the condition that the Fund as a whole will not trade as if it had in excess of 20% more equity than actual capital.

          It is not possible to predict the effect upleveraging may have, particularly given the Advisors' ongoing leverage adjustments to their own trading and the anticipated non-correlation of their strategies. Increasing leverage can generally be expected to increase profit potential, risk of loss and volatility of returns. The flat-rate fees charged to the Fund continue to be based on only the actual capital allocated to trading.

          Any change by MLIP in the leverage of the Fund's trading is noted in the asset allocation tables included in the Fund's monthly reports.

                            ----------------------

     The reverse side of this Prospectus Supplement provides certain outline information regarding the current Advisors used by the Fund.

                            ----------------------

   IN ADDITION TO THIS PROSPECTUS SUPPLEMENT, THE PROSPECTUS MUST BE ACCOMPANIED BY SUMMARY FINANCIAL INFORMATION FOR THE FUND CURRENT WITHIN 60 CALENDAR DAYS

                            ----------------------

    THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS
       OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON
            THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT.

                            ----------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS  SUPPLEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ----------------------

              MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                 Selling Agent

                    MERRILL LYNCH INVESTMENT PARTNERS INC.
                                General Partner

                          ML PRINCIPAL PROTECTION L.P.
                 (FORMERLY, ML PRINCIPAL PROTECTION PLUS L.P.)
                                 ______________

     As of November 30, 1997, the Net Asset Value of a Series A Unit initially issued for $100 as of October 12, 1994 had risen to $127.00 (adding back to Net Asset Value aggregate distributions of $15.50 per Series A Unit).

                                _______________

     The allocation of the Fund's trading assets (75% of the capital initially attributable to each series of Units sold pursuant to this Prospectus Supplement and thereafter) among its core Advisors as of January 1, 1998 is set forth below in the parentheses following each core Advisor's name. The accompanying Prospectus includes more detailed information concerning the core Advisors. See "The Advisors" and "The Core Advisors" in the Prospectus. Core Advisors are Advisors allocated 10% or more of the Fund's trading assets for management. Non-core Advisors are each allocated less than 10% of the Fund's assets for management. The particular percentage allocations to the non-core Advisors are not identified because, among other things,these allocations are subject to frequent changes both due to the effects of differential performance and to Merrill Lynch Investment Partners Inc. reallocating the Fund's traded assets among such Advisors.

                                                                        ANNUALIZED       ASSETS UNDER
                                                       WORST/BEST        STANDARD          MANAGEMENT          GENERAL
CORE ADVISORS                                            MONTHLY         DEVIATION             IN             STRATEGY
                                                     RATE OF RETURN/1/  OF RETURN/2/     FUND PROGRAM/3/   CLASSIFICATION/4/
                                                     -----------------  ------------     ---------------   -----------------
   Chesapeake Capital Corporation                     (10.98)%/15.99%      17.7%          $879 million       Technical;
        Diversified Trading Program (12%)                                                                    trend-following
   John W. Henry & Company, Inc.                     (27.7)%/5//25.5%      25.6%          $1.2 billion       Technical;
        Financial and Metals Portfolio (15%)                                                                 trend-following
NON-CORE ADVISORS

   AIS Futures Management, L.L.C.                     (18.71)%/25.07%      31.5%          $107 million       Systematic;
        MAAP-6x Program                                                                                      trend-following
   Allied Irish Capital Management Ltd.                 (2.11)%/2.80%       3.3%          $155 million       Discretionary;
        Worldwide Financial Futures Program - 2x                                                             fundamental
   ARA Portfolio Management Company, L.L.C.        (13.28)%/5//14.75%      20.9%          $137 million       Technical;
        Gamma Program                                                                                        trend-following
   Bridgewater Associates, Inc.                        (4.49)%/13.61%      10.1%          $ 21 million       Fundamental;
        Pure Alpha Program                                                                                   technical
   Dominion Capital Management, Inc.                  (11.65)%/10.11%      13.0%          $ 43 million       Technical;
        Global Financial Program                                                                             systematic
   Fundamental Futures, Inc.                          (10.96)%/11.23%      15.2%          $ 69 million       Discretionary;
        Fundamental Futures Trading Program                                                                  fundamental
   Graham Capital Management, L.P./6/                  (6.31)%/12.33%      13.2%          $220 million       Technical;
        Diversified Program                                                                                  trend-following
   Grinham Managed Futures Pty Ltd                     (9.66)%/17.55%      18.8%          $ 44 million       Technical;
        Diversified Managed Accounts                                                                         systematic
   Hill Financial Group, Ltd./8/                          (7.0)%/9.9%      11.6%          $ 60 million       Technical;
        Multiple Strategy Program                                                                            systematic
   Millburn Ridgefield Corporation                    (10.54)%/19.38%      13.3%          $191 million       Technical;
        Global Fund                                                                                          trend-following
   Millennium Global Investments Ltd.                    (5.8)%/11.7%      13.9%          $ 72 million       Discretionary;
        Global Currency Leverage                                                                             fundamental
   Northfield Trading L.P.                              (11.6)%/11.4%      16.3%          $131 million       Systematic;
        Diversified Program                                                                                  trend-following
   Quantitative Financial Strategies, Inc.            (11.98)%/13.29%      16.5%          $277 million/7/    Systematic;
        The Currency Program                                                                                 fundamental
   Range Wise, Inc.                                  (8.0)%/5//12.91%      12.2%          $ 60 million       Discretionary;
        Range Wise Trading Program                                                                           fundamental
   Telesis Management Inc.                               (9.6%)/30.3%      27.3%          $166 million       Discretionary;
        Telesis Management Leveraged Program                                                                 trend-following
   Trendstat Capital Management, Inc.                  (5.83)%/10.28%      11.7%          $181 million       Technical;
        World Currency Program                                                                               trend-related

       PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. PERFORMANCE AND ASSETS UNDER MANAGEMENT INFORMATION IS CURRENT AS OF OCTOBER 31,
                  1997.  PERFORMANCE FIGURES ARE NOT AUDITED.
----------------------

/1/ The lowest and the highest monthly rate of return for the program traded for the Fund. Performance information is presented for the period from January 1, 1992 (or inception, if later) through October 31, 1997.
/2/ An annualized standard deviation of 2% and a mean return of 1% would mean that approximately two-thirds of all monthly returns during a year have historically fallen between (1)% and 3%, i.e., within a range (deviation) of 2% above or below the mean. Standard deviation is one widely-accepted measure of risk, as standard deviation indicates the variability of returns. In general, the more variable an Advisor's historical returns, the greater the risk that substantial losses have been included within the historical range of returns.
/3/ Assets under management in the program traded for the Fund ("notional" funds excluded, except as described in Note (7) below).
/4/ See "The Core Advisors" in the Prospectus for a description of these strategy classifications.
/5/ The worst Monthly Rate of Return of any individual account, not of the program on a composite basis.
/6/ Graham Capital Management, L.P. ("Graham") is currently managing the Fund's assets allocated to it as if Graham were managing 50% more capital than the actual capital allocated to it.
/7/ "Notional" funds are included in assets under management for Quantitative
    Financial Strategies, Inc.
/8/ The information presented is estimated as of October 31, 1997.